Entera Bio Ltd.
Minrav Building – Fifth Floor
Jerusalem, Israel 9112002

June 7, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Michael Davis

RE:         Entera Bio Ltd. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed May 27, 2022
File No. 333-265291

Dear Mr. Davis:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on June 9, 2022, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,
Entera Bio Ltd.

By:	/s/ Spiros Jamas
Name: Spiros Jamas
Title: Chief Executive Officer